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January 29, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549

Attention:	Anuja A. Majmudar

Irene Barberena-Meissner

Mark Wojciechowski

Gus Rodriguez

Re:	AltC Acquisition Corp. Amendment No. 2 to the Registration Statement on Form S-4 Filed December 22, 2023 File No. 333-274722

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp. (“AltC” or the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated January 9, 2024, relating to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-274722) filed with the Commission on December 22, 2023, by AltC (together with the exhibits and annexes thereto, the “Registration Statement”). In connection with these responses, AltC is filing, electronically via EDGAR to the Commission, Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 3 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 3.

Securities and Exchange Commission January 29, 2024 Page 2

Amendment No. 2 filed December 22, 2023

Background of the Transactions, page 170

1.	Comment: We note your revised disclosure in response to prior comment 3 that, as part of its determination of a potentially attractive valuation of Oklo for AltC shareholders, AltC evaluated financial guidance published by selected publicly traded companies, including selected nuclear focused companies and selected renewable independent power producers as well as future financial forecasts for revenue and EBITDA, published by third-party research analysts (if available) and estimated trading multiples of the selected publicly traded companies derived from such information, with a focus on EV/EBITDA. We further note you disclose that at the time of the October 24 Proposal, (a) the selected nuclear focused companies had observed mean EV/EBITDA multiples of 12.4x and 11.8x for calendar years 2023 and 2024, respectively and (b) the selected renewable independent power producers had observed mean EV/EBITDA multiples of 18.7x and 15.1x for calendar years 2023 and 2024, respectively. Please disclose these selected publicly traded companies, including the selected nuclear focused companies and selected renewable independent power producers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 175 of Amendment No. 3.

2.	Comment: We also note your revised disclosure in response to prior comment 3 that AltC independently developed a preliminary and highly illustrative scenario analysis of future potential run-rate EBITDA generation for Oklo based on a potential range of powerhouses deployed in the future, and the value ascribed to Oklo in the October 24 Proposal compared favorably to AltC’s analysis of potential run-rate EBITDA generation for Oklo, which implied EV/EBITDA multiples in the mid-single digits. Please disclose these EV/EBITDA multiples.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 176 of Amendment No. 3.

Executive Compensation

Oklo Executive Officer and Director Compensation, page 267

3.	Comment: Please update your executive compensation disclosure to reflect the recently completed 2023 fiscal year. Refer to paragraphs (m) through (r) of Item 402 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 281-285 of Amendment No. 3.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission January 29, 2024 Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matt Gilroy

cc:	Michael Klein, Chairman of the Board, AltC Acquisition Corp.

Sam Altman, Chief Executive Officer, AltC Acquisition Corp.

Jay Taragin, Chief Financial Officer, AltC Acquisition Corp.

Michael J. Aiello, Esq., Weil, Gotshal & Manges LLP

Barbra J. Broudy, Esq., Weil, Gotshal & Manges LLP

David Gammell, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP